FY414

06006389

)STATES
:HANGE COMMISSION
ı, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 2 3 2006 WASH, D.C. 212 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48969

AB 4/1/06 *

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG CAPITAL INTERNATIONAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue Suite 1150
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Massens (305) 777-2425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Boulevard Suite 1800 Ft. Lauderdale Fl 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 23 2006
WASH., D.C.
213

EFG Capital International Corp.

(A wholly-owned subsidiary of EFG International)

Statement of Financial Condition

December 31, 2005

OATH OR AFFIRMATION

I, Sixto Campano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of March 2nd., 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUAN C. MASSENS
MY COMMISSION # DD 344881
EXPIRES: December 9, 2008
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Index

December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
401 East Las Olas Boulevard
Suite 1800
Fort Lauderdale FL 33301
Telephone (954) 764 7111
Facsimile (954) 525 4453

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. (a wholly-owned subsidiary of EFG International) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 22, 2006

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG International)
Consolidated Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	6,035,293
Receivable from customers		107,020
Accounts receivable		846,328
Due from affiliates		201,120
Due from broker		188,710
Due from employees		191,217
Securities owned, at market value		582,699
Furniture, equipment and leasehold improvements, net		774,275
Intangibles, net		6,723,158
Goodwill		6,854,901
Other assets		347,062
Total assets	$	22,851,783
Liabilities and Stockholder's Equity		
Accounts payable	$	750,324
Subordinated loan from related party		11,000,000
Payable to broker		106,670
Payable to customers		188,110
Deferred tax liability		310,386
Accrued expenses and other liabilities		2,055,072
Total liabilities		14,410,562
Commitments and Contingencies (Note 7)		
Stockholder's equity		
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		12,199,990
Accumulated deficit		(3,758,779)
Total stockholder's equity		8,441,221
Total liabilities and stockholder's equity	$	22,851,783

The accompanying notes are an integral part of these financial statements.

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG International (the "Parent") who with its ultimate parent, EFG Group, is headquartered in Switzerland. Prior to October 2005, the Company was a subsidiary or EFG Bank, but as a result of a corporate reorganization, the Company became a subsidiary of EFG International and EFG Bank became an affiliate.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Securities and Exchange Act of 1940.

On August 9, 2005, the Company acquired 100% of the issued capital of Dresdner Lateinamerika Financial Advisors LLC ("DLFA") from Dresdner Lateinamerika AG. This acquisition was made in order to acquire new client relationships, an experienced investment advisory business, an established US booking center capability through a clearing broker, and an experienced management team.

The Company provides its customers with investment and brokerage related financial services, including investment advisory and portfolio management. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a risk less principal trading basis. The Company also specializes in foreign debt securities and trades with customers and other dealers. Revenues derived from these services are recognized in the accompanying statement of operations.

The Company utilizes either a third party or EFG Bank, an affiliate, to settle all trades. Custody of securities owned by customers is maintained by either a third party through a clearing agreement or by its affiliate EFG Bank. EFG Bank may derive income from products and services it provides to these customers.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). EFG owns 99% of the Peruvian subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents.

Securities Owned

Securities owned, consisting of investments in a limited liability partnership, equities, and a US Treasury Note, are recorded at market value. Market values for the equities and US Treasury Note are based on quoted market prices for these securities. The Company's investment in a limited liability partnership (venture capital fund) invests in public and private companies, and market value is based upon the fund manager's value of the partnership investment.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the term of the lease.

Goodwill and Intangible Assets

Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition of DLFA by EFG, and is recorded at cost. Identifiable intangible assets are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values

Customer's Securities Transactions

Customers' securities transactions and the related revenues and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled. The Company generates revenues from certain funds related to customer investments placed with such funds. Fees are earned based on contractual agreements with the various funds.

Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset may not be realized.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is tested annually for impairment, and will be tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Contingencies

The Company entered into employment agreements with several DLFA employees. The agreements, which expire in 2008, require the payment of salaries and bonuses for each year if certain conditions are met.

3. Acquisition

The DLFA acquisition gave rise to the recognition of identified intangible assets for a total of $6.9 million, essentially composed of Client Relationships of $6.8 million. The latter has been calculated using a discounted cash flow model and is amortized over 15 years period. The excess purchase price over identified net tangible assets of approximately $6.9 million was recorded as goodwill.

Fair value of assets acquired and liabilities assumed are as follows:

Cash and due from banks	$	1,121,098
Investment securities		607,048
Property, plant and equipment		730,278
Other assets		1,108,837
		3,567,261
Identified intangible assets		
Customer relationships		6,800,000
Covenants not to compete		85,000
License		50,000
Total identified intangible assets		6,935,000
Goodwill		6,854,901
Total Assets		17,357,162
Less liabilities assumed		
Other liabilities		(1,292,213)
Deferred tax on intangibles		(2,657,610)
Total Liabilities		(3,949,823)
Cash paid	$	13,407,339

4. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2005, $15,000 has been restricted and segregated in a 15c3-3 account. This amount is included in cash and cash equivalents in the consolidated statement of condition.

5. Securities Owned at Market

At December 31, 2005 securities owned consisted of the following:

Venture Capital Fund	$ 373,958
US Treasury Note - 2.75% Maturity June 30, 2006	198,187
Equities	10,554
	$ 582,699

The Company's investment in the venture capital fund is subject to potential future capital calls of up to $176,000. Net unrealized gains of $6,016 are included in the statements of operations.

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2005:

Furniture	$ 418,823
Equipment	885,865
Leasehold improvements	470,396
	1,775,084
Less: accumulated depreciation	(1,000,809)
	$ 774,275

Depreciation expense was $235,341 for year ended December 31, 2005.

7. Intangible Assets

Intangibles assets consist of the following at December 31 2005:

Customer relationships	$	6,800,000
Covenant not to compete		85,000
Broker-dealer license		50,000
		6,935,000
Less accumulated amortization		(211,842)
	$	6,723,158

Amortization expense amounted to $ 211,842 for the year ended December 31, 2005.

8. Related Party Transactions

The Company performed broker-dealer services for EFG Bank and other affiliates and recognized commission revenue of $215,489 for the year ended December 31, 2005. Amounts due from affiliates were $201,120 at December 31, 2005.

Effective January 1, 2002, the Company entered into a revenue sharing agreement (the "Agreement") with EFG Bank, which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the affiliate. The Agreement expires on December 31, 2006. The Company intends to renew the Agreement with EFG Bank upon expiration. The Company earned $6,460,220 pursuant to the Agreement for the year ended December 31, 2005.

Effective August 9, 2005, EFG entered into a subordinated loan agreement ("SLA") with EFG Bank, in the amount of $11,000,000. The SLA is due on September 30, 2006. The loan carries an interest rate of 6.0% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by the NASD and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by the NASD. The amount of the subordinated liability is considered part of the Company's regulatory capital.

At December 31, 2005 interest payable to EFG Bank of $267,667 is included in accrued expenses and other liabilities.

An affiliate administers a fund in which the Company's customers participate. The Company paid $36,138 in fees for these services for the year ended December 31, 2005.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2005, due from employees amounted to $191,217, including accrued interest.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by EFG Bank and by Bear Stearns, a third-party broker-dealer whose principal office is in New York. Pursuant to the Company's agreement with its clearing broker-dealer, Bear Stearns, the Company is required to maintain a $100,000 security escrow deposit. The amount is included within due from broker in the consolidated statement of financial condition. The deposit consists of the U.S. Treasury note included in the securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2005, the Company had net capital (as defined) of $3,367,863 which was $3,117,863 in excess of that required. The Company's net capital ratio was 0.92 to 1.

11. Commitments and Contingencies

Leases

The Company rents office premises, telecommunications equipment, and a motor vehicle under non cancelable operating lease agreements. The lease for the office premises is due to expire on February 2006. The Company has arranged to extend the lease on a monthly basis until such time as it moves to other facilities. The new office lease is effective in mid-2006 for a period of 10 years.

Lease obligations under the above-mentioned agreements as of December 31, 2005 are as follows:

Year	Amount
2006	$ 783,000
2007	570,000
2008	653,000
2009	745,000
2010	766,000
2011 and thereafter	4,648,000
	$ 8,165,000

Rental expenses in 2005 amounted to $560,303.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $6,035,293 at December 31, 2005.

Legal Matters

In 2002, two suits were filed against the Company in relation to investments in a Peruvian bank and its holding company that were seized and closed by Peruvian officials. The plaintiffs, who had invested in the Peruvian bank, are seeking recovery of lost investments and various fees. One action was presented in a NASD arbitration in January 2005, and the claim was dismissed by the NASD in February 2005.

The second suit was filed in state court on December 2002, whereby a group of investors are seeking lost investments aggregating approximately $12.6 million. The plaintiffs' motion to amend the original complaint was granted on January 2005. It is unclear if plaintiffs intend to prosecute this case. If they do, EFG Capital will defend this case vigorously. In management's opinion, the resolution of this claim will not have a material effect on the Company's financial condition or results of operations. The Company duly notified its insurance carrier at the outset of this matter.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $14,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2005 was $145,639.

13. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

14. Income Taxes

The components of the income tax expense are as follows:

	Federal	State	Total
Current	$ (237,408)	$ 25,079	(212,329)
Deferred	256,881	15,255	272,136
Provision for income tax	$ 19,473	$ 40,334	59,807

The deferred tax provision consists of income taxes relating to the differences between the tax bases of assets and liabilities and their financial reporting amounts.

At December 31, 2005, the Company's net deferred tax liability consists of the following tax effected temporary differences:

	Amount
Net operating loss carryforward	$ 1,745,855
Intangibles	(2,657,610)
Other	601,369
Net deferred tax liability	$ (310,386)

During 2005, the Company utilized approximately $1.2 million of its net operating loss carryforwards to offset 2005 taxable income. The Company has remaining net operating loss carryforwards of approximately $ 4.6 million which expire during the period 2017 to 2021. Other temporary differences are primarily attributable to differences in tax and book depreciation and the recognition of bonus payments.

Management periodically conducts evaluations to determine whether it is more likely than not that some or all of the deferred tax asset will not be realized. As a result of this analysis, the Company determined that the deferred tax asset is appropriate.